Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 23, 2003

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

                                                                Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                                Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82_______________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-10762) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Update of the UK Regulatory Review into Call Termination Charges

On January 22, 2003, the UK Competition Commission issued its report to the Director General of Telecommunications regarding the charges by the four UK mobile operators, including Vodafone UK, to operators of fixed or mobile public telecommunications systems for the termination of calls to their respective mobile networks.  The report concludes that the termination charges are in excess of the Commission’s estimate of the fair charge and therefore operate against the public interest.  The Competition Commission recommends that the mobile operators reduce the amount that they charge for calls made to their mobile networks from other networks by 15% in real terms over the period from April 1, 2003 to July 25, 2003 and that further price reductions should apply after July 2003.  Vodafone strongly disagrees with the outcome of the Competition Commission Report and intends to seek a Judicial Review of the pricing proposals made by the Competition Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP PUBLIC LIMITED COMPANY (Registrant)

Dated: January 23, 2003	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary